Exhibit 99.1

EQONEX LIMITED

(the “Company”)

(Incorporated in the Republic of Singapore)

(Company Registration Number 201932954C)

VOTING RESULTS

for the

EXTRAORDINARY GENERAL MEETING

of

EQONEX LIMITED

Held virtually at www.virtualshareholdermeeting.com/EQOS2022SM on September 21, 2022 (Wednesday)

at 8.00 P.M. (Singapore Time) / 8.00 A.M. (Eastern Time)

I. QUORUM

The total voting power of the Company as of August 18, 2022 (the Record Date) was 47,271,574 votes (consisting of 47,271,574 shares of common stock with one vote each), out of which 21,599,980 (45.69%) votes were represented in person or by proxy at the Extraordinary General Meeting to constitute a quorum for the Extraordinary General Meeting.

II. RESOLUTIONS AND VOTING RESULTS

Ordinary Business

RESOLUTION 1 - APPOINTMENT OF REPLACEMENT AUDITOR

IT WAS RESOLVED THAT, subject to the consent from Accounting and Corporate Regulatory Authority (“ACRA”) to the resignation of Messrs UHY Lee Seng Chan & Co. as Auditor of the Company, approval be and is hereby given for the appointment of Messrs Prime Accountants LLP, Chartered Accountants of Singapore as Auditor of the Company, in place of Messrs UHY Lee Seng Chan & Co for the financial year ended March 31, 2022, with effect from the date of approval of this resolution by shareholders of the Company or the date of consent from ACRA or any date fixed by ACRA, whichever is the later, and to hold office until the conclusion of the next annual general meeting of the Company at a remuneration and on such terms to be agreed between the Directors of the Company and Messrs Prime Accountants LLP, Chartered Accountants of Singapore.

RESOLUTION 1	FOR	AGAINST	ABSTAIN
TOTAL SHARES VOTED	20,837,869	599,471	162,640
% OF VOTED	97.20%	2.79%	—
% OF OUTSTANDING	44.08%	1.26%	—
% OF VOTED W/ABS	96.47%	2.77%	0.75%
% OF OUSTANDING W/ABS	44.08%	1.26%	0.34%

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